UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-8483

NOTIFICATION OF LATE FILING

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

     For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I
REGISTRANT INFORMATION

Full name of registrant: Ceres Group, Inc.

Address of principal executive office (Street and Number): 17800 Royalton Road

City, state and zip code: Strongsville, Ohio 44136

PART II
RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Ceres Group, Inc. has determined that additional time is needed to finalize the Company’s Form 10-K and management’s report on internal control over financial reporting. The Company expects to file its Form 10-K, including the completed report on internal controls, within the 15 day extension period provided by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David I. Vickers	440	878-2941___

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 2, 2005, the Company announced its financial results for its fourth quarter and full year ended December 31, 2004. A copy of the press release was furnished in the Company’s current report on Form 8-K, filed with the Securities and Exchange Commission on March 4, 2005. Operating results to be included in the Company’s Form 10-K for the year ended December 31, 2004 are expected to be consistent with the results of operations for such periods as set forth in the March 2, 2005 press release. The Company reported net income for the fourth quarter of 2004 of $2.6 million, or $0.08 per share, compared to $4.5 million, or $0.13 per share, for the fourth quarter of 2003. For the full year 2004, the Company reported net income of $19.1 million, or $0.55 per share, compared to $22.9 million, or $0.67 per share, for 2003, including $3.6 million, or $0.11 per share, from discontinued operations.

CERES GROUP, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Ceres Group, Inc.
Date: March 17, 2005	/s/ David I. Vickers By: David I. Vickers, Chief Financial Officer